September 15, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Erin Donahue and Jennifer Angelini

Re:	Dana Incorporated Form 10-K for Fiscal Year Ended December 31, 2021 Filed February 23, 2022 File No. 001-01063

Dear Ms. Donahue and Ms. Angelini:

On behalf of Dana Incorporated (“Dana”), I submit our responses to the comments in your letter dated August 26, 2022, related to Dana’s Form 10-K for the fiscal year ended December 31, 2021 filed with the United States Securities and Exchange Commission (the “SEC”) on February 23, 2022. Our responses to the comments are set forth below. For ease of reference, the comments are also set forth below in their entirety.

Form 10-K for Fiscal Year Ended December 31, 2021

General

1.	We note that you provided more expansive disclosure in your Sustainability and Social Responsibility Report (“Sustainability Report”) than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate related disclosure in your SEC filings as you provided in your Sustainability Report.

Response:

The Company's Sustainability and Social Responsibility Report (the “Sustainability Report”) is designed to provide information regarding the Company's environmental, social, and governance performance to a broad audience that includes investors, employees, customers, communities, suppliers, and other interested parties. The Sustainability Report was informed by principles, standards, and guidance from sources such as the Global Reporting Initiative, the Sustainability Accounting Standards Board, and the Task Force on Climate-Related Financial Disclosures. As a result, the Sustainability Report may include detailed information that may not be material for disclosure pursuant to applicable SEC rules and regulations. When considering whether to include climate-related disclosure in its SEC filings, including the type of climate-related disclosure provided in the Sustainability Report, the Company takes into account applicable SEC rules and regulations, including Item 101, Item 103, Item 105 and Item 303 of Regulation S-K, as well as the SEC’s Compliance and Disclosure Interpretations, available guidance from the SEC staff (including the SEC’s 2010 Commission Guidance Regarding Disclosure Related to Climate Change) and applicable concept of materiality under the U.S. securities laws and/or disclosures required by the SEC. The Company also considers that, while certain climate-related information may be of interest to readers of the Sustainability Report, such information may not be material to investors in the context of an SEC filing, SEC filings may otherwise include separate climate-related disclosure required pursuant to Regulation S-K and other applicable SEC rules, regulations and guidance. The Company respectfully advises the Staff that it will, in response to the Staff’s comment, and historical practice, continue to evaluate its climate-related disclosure in SEC filings in light of applicable SEC rules, regulations and guidance and applicable standards of materiality.

Risk Factors, page 7

2.	Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as market trends that may alter business opportunities, credit risks, or technological changes.

Response:

The Company addresses the transition risks related to climate change within Part I, Item 1A, “Risk Factors,” of our Form 10-K. Please see the following risk factors in our 2021 Form 10-K:

•	Our results of operations could be adversely affected by climate change, natural catastrophes or public health crises, in the locations in which we, our customers or suppliers operate.
•	We could be adversely impacted by the loss of any of our significant customers, changes in their requirements for our products or changes in their financial condition.
•	We may be adversely impacted by new laws, regulations or policies of governmental organizations related to increased fuel economy standards and reduced greenhouse gas emissions, or changes in existing ones.
•	An inability to provide products with the technology required to satisfy customer requirements would adversely impact our ability to successfully compete in our markets.
•	Increased scrutiny from the public, investors, and others regarding our environmental, social, and governance practices (“ESG”) could impact our reputation.
•	Developments in financial markets or downgrades to Dana's credit rating could restrict our access to capital and increase financing costs.

In addition to our risk factor disclosures the Company has provided disclosures related to the material investments it has made, and continues to make, to support the ongoing transition from traditional internal combustion engine-based vehicle platforms to electric vehicles. Please see the follow disclosures in our 2021 Form 10-K:

•	Listing of products by operating segment, including electric vehicle related products, within Part I, Item 1, “Overview of Business.”
•	Listing principal competitors, including those we compete with on electric vehicle related products, within Part I, Item 1, “Overview of Business.”
•	Discussion of investments in key electrification initiatives, within Part I, Item 1, “Engineering and Research and Development.”
•	Discussion of vehicle electrification as it relates to our strategy, within Part II, Item 7, “Operational and Strategic Initiatives.”
•	Discussion of businesses acquired to support our electrification strategy, within Part II, Item 7, “Acquisitions” and Note 2 to our consolidated financial statements within Part II, Item 8.

We provided a breakdown of our net new business backlog split between traditional and electric vehicle related sales within Part II, Item 7, “Sales, Earnings and Cash Flow Outlook.”

The Company will continue to monitor the material transition risks associated with climate-related change, and if they are considered reasonably likely to have a material effect on its business, financial condition or results of operations, the Company will disclose such transition risks in future SEC filings as appropriate.

3.	Disclose any material litigation risks related to climate change and explain the potential impact to the company.

Response:

To date the Company has not experienced any actual or threatened litigation related to climate change. We continually assess the risk of material litigation related to climate change by reviewing threatened or asserted claims against us, monitoring trends and developments in litigation in the markets in which we participate, and monitoring trends and developments in government regulation. Based on this process, we have not identified material litigation risks related to climate change.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

4.	It appears you have identified climate-related projects in your Sustainability Report, such as projects to reduce greenhouse gas emissions and/or increase renewable energy usage. Tell us how you considered providing disclosure regarding past and future capital expenditures for climate-related projects. Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.

Response:

The Company's Sustainability Report is designed to provide information regarding the Company's environmental, social, and governance performance to a broad audience that includes investors, employee, customers, communities, suppliers, and other interested parties. As a result, the Sustainability Report may include detailed information that may not be material for disclosure pursuant to applicable SEC rules and regulations. The projects identified in the Company's Sustainability Report represent our commitment to addressing environmental concerns as an integral part of our operational and manufacturing processes. We are continually assessing our operations to identify areas of improvement and efficiency. As part of this process, we consider a wide range of factors including but not limited to safety; labor utilization; material costs; energy consumption; cost of capital; and environmental impact. By referencing projects in our Sustainability Report, we do not suggest that these projects were undertaken primarily, or exclusively, for the purposes of addressing climate change, nor does the inclusion of a project imply that the cost of the project is material for SEC reporting purposes. Projects that were undertaken primarily, or exclusively, for the purpose of addressing climate change include expanded use of solar arrays. The only solar array project that required an upfront capital investment by the Company was its Sanand, India array at a cost of approximately $0.082 million. The other solar array projects referenced in our Sustainability Report include solar arrays built and operated by third parties where Dana purchases the electricity produced by the solar array and solar arrays where Dana leases roof space to third parties who build and operate solar arrays and sell the electricity generated by the solar array into the local electrical grid. The Company will continue to monitor material capital expenditures associated with climate-related projects, and if they are considered reasonably likely to have a material effect on its business, financial condition or results of operations, the Company will disclose such capital projects in future SEC filings as appropriate.

5.	To the extent material, discuss the indirect consequences of climate-related regulations or business trends, such as the following:

•	decreased demand for goods that produce significant greenhouse gas emission or are related to carbon-based energy sources;
•	increased demand for goods that result in lower emissions than competing products;
•	increased competition to develop innovative new products that result in lower emissions;
•	increased demand for generation and transmission of energy from alternative energy sources; and
•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

Response:

The Company addresses the indirect consequences of climate-related change on our business, including those resulting from changes in regulation and other business trends, and has disclosed risks related to such consequences within Part I, Item 1A, “Risk Factors,” of our Form 10-K. Please see the following risk factors in our 2021 Form 10-K:

•	Our results of operations could be adversely affected by climate change, natural catastrophes or public health crises, in the locations in which we, our customers or suppliers operate.
•	We could be adversely impacted by the loss of any of our significant customers, changes in their requirements for our products or changes in their financial condition.
•	We may be adversely impacted by new laws, regulations or policies of governmental organizations related to increased fuel economy standards and reduced greenhouse gas emissions, or changes in existing ones.
•	An inability to provide products with the technology required to satisfy customer requirements would adversely impact our ability to successfully compete in our markets.
•	Increased scrutiny from the public, investors, and others regarding our environmental, social, and governance practices (“ESG”) could impact our reputation.

In addition to our risk factor disclosures the company has provided disclosures related to the material investments it has made, and continues to make, to support the ongoing transition from traditional internal combustion engine-based vehicle platforms to electric vehicles. Please see the follow disclosures in our 2021 Form 10-K:

•	Listing of products by operating segment, including electric vehicle related products, within Part I, Item 1, “Overview of Business.”
•	Listing principal competitors, including those we compete with on electric vehicle related products, within Part I, Item 1, “Overview of Business.”
•	Discussion of investment in key electrification initiatives, within Part I, Item 1, “Engineering and Research and Development.”
•	Discussion of vehicle electrification as it relates to our strategy, within Part II, Item 7, “Operational and Strategic Initiatives.”
•	Discussion of businesses acquired to support our electrification strategy, within Part II, Item 7, “Acquisitions” and Note 2 to our consolidated financial statements within Part II, Item 8.

Our electric vehicle related product sales are just beginning to ramp up. We provided a breakdown of our net new business backlog split between traditional and electric vehicle related sales within Part II, Item 7, “Sales, Earnings and Cash Flow Outlook.”

The Company will continue to monitor the material indirect consequences of climate-related change, and if they are considered reasonably likely to have a material effect on its business, financial condition or results of operations, the Company will disclose such consequences in future SEC filings as appropriate.

6.	We note your disclosure that the physical impacts of climate change might include extreme weather events and long-term changes in temperature levels and water availability. Please discuss the physical effects of climate events on your operations and results, such as weather-related damages to your property or operations, and weather-related impacts on the cost or availability of insurance. Include quantitative information with your response for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods, as applicable.

Response:

During the periods covered by the Form 10-K the Company has not experienced any material physical or operational disruptions related to severe weather or climate change. While in the ordinary course of business, individual properties may experience severe weather conditions, such as heavy snow or rainfall, and natural disasters, such as hurricanes and tornados, which may interrupt or disrupt operations, no such conditions have led to material physical damages resulting in material loss of business or operational disruption, either individually or in the aggregate for the periods covered by the Form 10-K. During the period covered by the Form 10-K physical effects of climate events on the Company's operations and results were limited to roof damage at a single facility in 2021 caused by high winds associated with a tornado and flood damage at a single facility in 2019 caused by excessive rainfall. Total physical damages in 2021 were less than $0.2 million while the disruption to the facility's operations was limited to half of a day's production. Total physical damages in 2019 were limited to clean up costs of less than $0.5 million while the disruption to the facility's operations was limited to a day's production. During the periods covered by the Form 10-K weather-related impacts have increased the cost but not the availability of insurance. The Company's property insurance premiums have increased primarily due to general market drivers, including extreme weather events, as opposed to factors specific to the Company's operations or facility locations. The Company's property insurance premiums were less than 0.1% of cost of sales in 2019, 2020 and 2021. The Company does not currently anticipate any difficulty in obtaining property insurance in the future and at this time continues to expect that the cost of insurance will not be material to the Company's results of operations.

7.	We note your disclosure on page 10 regarding the costs to comply with environmental laws and regulations. Tell us about and quantify any compliance costs related to climate change for each of the last three fiscal years and explain whether increased amounts are expected to be incurred in future periods.

Response:

During the periods covered by the Form 10-K the Company did not incur any material compliance costs related to climate change. The Company's direct cost to comply with environmental laws and regulations, inclusive of compliance costs related to climate change, were less than 0.1% of cost of sales in 2019, 2020 and 2021. The Company's direct cost to comply with environmental laws and regulations does not include the time allocation of internal resources whose primary responsibilities fall outside of dedicated environmental sustainability matters, such as legal, accounting and finance personnel. The Company will continue to evaluate its compliance costs related to climate change and to the extent material to the Company's business, financial condition and results of operations will make the relevant disclosures in future periods.

8.	If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.

Response:

The Company did not engage in purchases or sales of carbon credits or offsets during periods covered by the Form 10-K. The Company, to the extent applicable and if material to the Company's business, financial condition and results of operations will disclose in future periods the purchase and sale of carbon credits.

Please contact me at 734-629-1392 if you require additional information.

Very truly yours,

/s/ Timothy R. Kraus

Timothy R. Kraus

Senior Vice President and Chief Financial Officer